Scott C. Durocher
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1222, Facsimile:  (860) 466-1600
Scott.Durocher@LFG.com

VIA EDGAR

April 10, 2019

Mr. Alberto Zapata
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
Initial Registration Statement, Form N-6
      Filing Nos:  333-229198; 333-229292

Dear Mr. Zapata:

This is in response to your correspondence dated March 12, 2019.  Below are the responses to your comments in the order in which they were received.  I will provide a strikethrough version of each prospectus containing these revisions under separate cover.
1. Cover Page
If the registrant plans to make shareholder reports available on the Internet, please add the statements required by Form N-6, Item 1(a)(6).
Response:  Language has been added to the cover page as required by Form N-6, Item 1(a)(6).

2. General Comments
a. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.
Response:  As requested, all missing data will be included in the pre-effective amendment.
b. Please remove the "Table of Contents" header on every page of the prospectus and the Statement of Additional Information.
Response:  The reference to the "Table of Contents" header that appears at the top of each page is an imbedded hyperlink created when the document is converted to HTML. It allows the policy owner to more easily navigate through the prospectus and does not appear in the printed prospectus.
3. Risk of Your Policy (p.4)
The registrant states that: "Unlike assets held in the Company's Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors."  The phrases "subject to the general liabilities of the Company" and "subject to the …. Company's general creditors" are not sufficiently clear.  Please redraft this disclosure in plain English.
Response:  We have revised the disclosure accordingly.
4. Charges and Fees
a. The registrant provides the range of state policy-related taxes in footnote one to Table 1.  Such taxes must be disclosed and separate fee table line item.  Please disclose premium taxes as a fee table line item.
Response: We have added a specific reference of Premium tax under the Note section of the table.  State premium tax is included in the Maximum Sales Charge. The expense table includes a specific reference to state tax on the expense table under the Maximum Sales Charge heading, and a corresponding footnote explaining how premium tax is included in the charge. State premium tax is paid by the insurer and passed on to the policy owner. Premium taxes imposed by states range from 0% to 5%. In considering the premium tax component, Lincoln considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the Owner resides. Since premium tax is not a separate charge under Lincoln's policies, it may be confusing to policy owners if premium tax is displayed as a separate line item. We feel the current disclosure best represents how premium tax is handled under the policies.
b. In Table II, the registrant presents separate line items for Policy Loan Interest and Interest on Accelerated Benefit Liens.  Later in the prospectus, the registrant states that Accelerated Benefits will be considered a lien and the lien will be considered a Policy Loan (see pp. 31 and 63).  Please confirm, supplementally, that the rates for Accelerated Benefits Liens and Policy Loans are the same given that prospectus deems Accelerated Benefits Liens equivalent to Policy Loans.
Response:  We have confirmed that the rates for Accelerated Benefits Liens and Policy Loans are the same.
c.  Please confirm to the staff that the Total Annual Fund Operating Expenses table for the Underlying Funds includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more "Acquired Funds" calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.
Response:  The Total Annual Fund Operating Expenses table for the Underlying Funds includes the same Acquired Fund Fee Expenses that is presented to us by the Underlying Funds.
5. Sub-Accounts and Funds
a.  (p. 10) Please state that Underlying Fund operating expenses are for the year ended December 31, 2018.
Response:  We have revised the disclosure accordingly.
b.  (p. 10) The registrant states that: "Certain of the Underlying Funds, including funds managed by an advisor affiliated with us, employ risk management strategies that are intended to control the Underlying Funds' overall volatility, and for some Underlying Funds, to also reduce the downside exposure of the Underlying Funds during significant market downturn"  Please disclose which of the Underlying Funds employ these risk management strategies.
Response:  We have revised the disclosure accordingly.
c.  (p. 16) Please highlight the paragraph above the List of Underlying Funds advising investors to consult the Underlying Funds' prospectus and summary prospectus.
Response: As requested, the above stated paragraph is now in bold text.
d.  (p. 20) Please add disclosure explaining what happens if a fund liquidates and how future payments are to be allocated.
Response:  We have revised the disclosure accordingly.
6. Voting Rights (p. 21)
Please include a discussion of whether the Company can override a contract owners voting instructions under certain limited circumstances.  (consistent with rule 6e3(T)(b)(15)(A)(iii) and mixed and shared funding orders).
Response: We have revised the disclosure accordingly.
7. Surrender Charges (p. 22)
The registrant states that: "[a]ll Surrender Charges decline to zero within 15 years following policy issue, or any increase in Specified Amount."  Please clarify what is meant by this sentence.  Does an increase in Specified Amount extend the 15-year time period for Surrender Charges?
Response: Additional disclosure has been added for clarification purposes.
8.  Lapse and Lapse Protection (p. 45)
Policy and Rider Lapse Protection.  In this paragraph, the registrant uses the term "grace period."  This phrase is a defined term listed in the glossary of terms.  Please reformat the phrase as a defined term.
Response:  As this is a defined term, we have capitalized the term Grace Period within this paragraph.
9. Tax Issues (p. 64-68)
Reiterate in the tax section the disclosure of differences between Guideline Premium Test and Cash Value Accumulation Test, currently found in the discussion of death benefits on p. 60.
Response:  As requested, we have reiterated the disclosure regarding the differences between the two tests as the last paragraph under Taxation of Life Insurance Contract in General sub-section:  Tax Status of the Policy.
Comments specific to filing No. 333-229292
10. Charges and Fees
a. Table II: Periodic Charges.  Please indent sub-items under general headings in the fee table in order to increase the readability of the fee table.
Response:  As requested, we have indented the sub-items under the general headings in the fee table.
b. Table II: Periodic Charges:  The table includes an Indexed Account Charge.  Please explain the purpose of this charge and whether such a fee is charged for indexed account option in other Lincoln contracts.
Response:  Additional disclosure has been added to the footnote for clarification purposes. The fee also appears in AssetEdge VUL 2015.
Statement of Additional Information: (Both filings)
11: Lincoln Life (p.2)
a. Provide the date and form of organization of the registrant and its classification (i.e. a separate account and a unit investment trust).
Response: We have added the requested language to the Statement of Additional Information.
b. Please confirm, supplementally, that disclosure is not required in response to Item 16(c) of Form N-6.
Response:  The Depositor's name has not changed within the past five years, disclosure is not required.
12. Principal Underwriter (p. 3)
a. Describe any other payments made to an underwriter or dealer over the last fiscal year.  See Form N-6, Item 20(c).
Response:   There are no other payments made to underwriters or dealers so no changes to the disclosure are necessary.
b. Disclose the commissions paid to dealers as a percentage of premiums.  See Form N-6, Item 20(d).
Response:  We have revised the disclosure accordingly.
13. Financial Statements, Exhibits and Other Information
Please provide any financial statements, exhibits, consents, and other required disclosure not currently included in this filing.
Response:  All financial statements, exhibits, consents and other required disclosures will be included in the Pre-Effective Amendment.
14. Power of Attorney
Please provide a power of attorney that relates specifically to his registration statement as required by rule 483(b) of the Securities Act, by either specifically referencing the appropriate Securities Act file number or the Policy name.
Response: The Power of Attorney specifically referring to the Policy name will be included with Pre-Effective Amendment.
Should you have any additional questions or concerns, please feel free to contact me directly at (860) 466-1222
Sincerely,
/s/Scott C. Durocher
Scott C. Durocher
Assistant Vice President and Senior Counsel